April 30, 2010

Ms. Linda Cvrkel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods Inc.
Form 10-K for the fiscal year ended October 3, 2009
Filed November 23, 2009
File No. 001-14704

Dear Ms. Cvrkel:

In response to your letter dated March 12, 2010, Tyson Foods, Inc. (the Company, Tyson, we or our) submits the accompanying response to the comment set forth in your letter. For the staff’s convenience, we have restated the comment in its entirety with our response following immediately thereafter. Please telephone me (479-290-4194) or either of my colleagues, Craig Hart, Senior Vice President, Controller and Chief Accounting Officer (479-290-3705), or Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

In connection with our response, we acknowledge the adequacy and accuracy of the disclosures in the filing are our responsibility. We acknowledge staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dennis Leatherby
Dennis Leatherby
Executive Vice President and
Chief Financial Officer

cc:	Mr. Donnie Smith, President and Chief Executive Officer
Mr. David L. Van Bebber, Executive Vice President and General Counsel
Mr. Craig J. Hart, Senior Vice President, Controller and Chief Accounting Officer
Mr. R. Read Hudson, Vice President, Associate General Counsel and Secretary
Audit Committee, Board of Directors
Mr. Jim Havel, Ernst & Young LLP
Mr. Al Kent, PricewaterhouseCoopers LLP
Ms. Effie Simpson, Division of Corporation Finance

Form 10-K for the fiscal year ended October 3, 2009

Management’s Discussion and Analysis
Critical Accounting Estimates
Impairment of goodwill and other intangible assets

SEC Comment
We note from your response to our prior comment number one that at the time of filing your Form 10-K for the fiscal year ended October 3, 2009, your chicken and beef reporting units were the only material reporting units at risk of failing step one of the impairment test.  In this regard, please explain to us in greater detail why you believe the assumptions used in your impairment analysis, including operating margins in future years that were in excess of the annual margins realized in the most recent year, and fair value estimates for these reporting units that assumed normalized operating margin assumptions and improved operating efficiencies based on long-term expectations in the beef and chicken industries, were appropriate.

Your response to us should include, but not be limited to, the reasons why your assumptions with respect to operating margins had not been revised in light of the lower actual results experienced in connection with the aforementioned facts and circumstances and your basis for using normalized operating margins based on historical patterns and particularly in light of the recent economic environment.  Finally, please advise us of the impact on fair value of the beef and chicken reporting units had you assumed operating margins within the range of actual results.  We may have further comment upon reviewing your response.

Tyson Response
The following is a summary of the Company’s analysis of the reasonableness of the estimated operating margins utilized in the first step of our fiscal year 2009 annual goodwill impairment test.

Methodology:
At the time of filing our Form 10-K for the fiscal year ending October 3, 2009, we determined our Chicken and Beef reporting units were the only material reporting units which were at risk of failing step one.

While estimating the fair value of our Chicken and Beef reporting units, we assumed operating margins in excess of the annualized margins realized in the most recent year.  The fair value estimates for these reporting units assume normalized operating margin assumptions and improved operating efficiencies based on long-term expectations and margins historically realized in the beef and chicken industries.

Generally accepted accounting principles define fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is other than in a forced or liquidation sale.  Accordingly, estimated operating margins utilized in fair value models should reflect the best estimate of future expected operating margins, even when current results are not necessarily indicative of future expected results.  We believe the estimated operating margins utilized in our valuation models not only reflect our best estimates of the operating margins we will achieve based on historical trends, expected current and future market conditions, and benefits from new operational efficiencies, and as such, are appropriate in the development of projections to reflect fair values as defined in generally accepted accounting principles.

While estimating our future operating margins utilized in our valuation models, we determined these were reasonable assumptions to utilize in determining the fair value of the reporting units based on the following considerations:

•	We operate in mature industries in which we have a long operating history. This enables us to have more robust perspectives to better predict future operating performance.
•
We have experienced several short-term disruptions in recent years.  These disruptions negatively impacted our recent operating results and were not indicative of what we expected in the future.  We were confident we would return to more normal levels in the near future.

•
We considered the current protein industry economic environment.  Despite the current overall weak global economy and reduced protein demand, the protein industry was showing strong indicators that it was returning to more normalized operating levels.  At the time of performing our annual impairment test, we were already beginning to realize the results of the stronger industry economic fundamentals.

•
We considered our tangible and measurable profit improvement plans which we are confident we will achieve.  At the time of performing our annual impairment test, we already had validation of the success and sustainability of many of these plans.

•	We also considered a recent significant acquisition in our industry, which provided additional market validation of our valuation results.

While certain of these points are discussed more fully in the following sections, our view is the approaches utilized in the development of the fair value of our reporting units were reasonable and appropriate.

Current Protein Industry Economic Environment:
Over the last few years (i.e. 2007 through mid-2009), the protein industry experienced high levels of volatility due to several factors, including feed ingredient pricing and supply/demand imbalances.  Feed ingredient pricing, primarily grains, escalated to record highs in mid-2008 before dropping to, and sustaining, more normalized levels in the latter half of 2009.  At the same time, the world-wide economic downturn softened global demand for proteins.  Industry losses caused by these and other factors led to a reduction in operational capacities in 2008 and 2009 as less efficient facilities were closed.

Industry forecasters predict a reduction in available protein for 2010, for the second consecutive year, which is a result of reduced protein production, fewer imports, increased exports and reduced freezer inventories.  While the current economic conditions have caused decreased demand at foodservice establishments, most of the lost demand has shifted to retailers as consumers are choosing to eat at home.  As the economy had shown some signs of strengthening, we had seen improvement in foodservice demand.

With overall protein demand expected to be down slightly, the reduction in capacity will likely outweigh the demand decrease, which management believes will lead to a better pricing environment.  Heading into our fiscal year 2010, the more balanced industry capacity dynamics, coupled with more stable and lower grain input costs, produced much stronger industry economic fundamentals which should allow significantly more profits in the protein industry, despite the continued weak overall global economic environment.

Chicken Operating Margins:
While estimating the fair value of our Chicken business we assumed operating margins in future years well in excess of the negative 1.6% operating margin realized during fiscal year 2009.  We disclosed that we would need long-term operating margins of 5.0% for Chicken’s fair value to exceed the carrying value.  Management believes normal operating margins for our chicken business to be in the 5% to 7% range.  In our evaluation of the proper operating margin to utilize in our valuations, we considered many assumptions, in addition to our normalized historical operating margins, including the following tangible and measurable metrics:

•
Approximately $250 million, or 2.6%, improvement to operating margin in grain input cost savings as compared to fiscal year 2009 due to less volatile and lower grain markets.  Additionally, we are now better positioned to absorb future grain volatility, should it occur, due to shortening the duration of pricing terms in our sales arrangements.

•
During late fiscal year 2008 and early fiscal year 2009, the commodity markets were extremely volatile, with grain prices ascending rapidly and reaching all-time highs.  Our fiscal 2009 results were affected by our previous derivative practices, which negatively impacted fiscal year 2009 results by approximately $260 million.  Due to shorter-term sales contracts and new grain procurement practices, we no longer have to manage as much grain price risk through derivatives.  Consequently, our current derivative needs have decreased significantly, which should prevent large hedging losses in the future in the event of volatile commodity grain markets.

•
We also identified significant improvements to future operating margins associated with specific operational efficiency opportunities, which were in various stages of implementation and execution at the time of our fiscal year 2009 impairment test and Form 10-K filing.  The more significant projects include improvements to:

o	Live operations, including livability, feed conversion, and net to processing improvements.
o	Plant operational efficiencies, including yields, labor, portioning, and capacity utilization.
o	Small bird mix and weight change to optimize mix.
o	Freight and price optimization including shuttle freight, load size optimization, and customer program management.
•	Additionally, we considered the improving protein industry economic environment described above.

The assumptions above reflect our actual assumptions at the time of our fiscal year 2009 annual impairment test and Form 10-K filing.  At that time, we already had validation of the success and sustainability of many of these plans.  Through the first six months in fiscal year 2010, we are trending above our assumptions used in the 2009 annual impairment test.  Based on actual results for our first six months of fiscal year 2010 and projections for the remainder of the fiscal year, we believe we will be in excess of the 5.0% operating margin target needed for fair value to exceed carrying value.  We have also seen improvements in our standing in industry benchmarking surveys, as well as an improvement in industry operating margins.  As previously noted, the recent reduction in industry capacity, which has led to better balanced supply/demand dynamics, is expected to lead to more normalized operating margins on a go-forward basis.

Had we used a long-term operating margin equivalent to our actual fiscal year 2009 results (negative 1.6%, which is the lowest annual operating margin in Company history), we would have failed the first step of the annual impairment test.  However, neither we, nor the industry, would be able to sustain negative operating margins over the long-term.  If we had used the results of our most recent three years, we would have also failed the first step of the annual impairment test.  Although we have not conducted the second step of annual goodwill test for Chicken, we suspect the second step would have resulted in impairing substantially all of the Chicken goodwill due to internally developed intangibles (i.e. Tyson brandname).  We believe those results do not reflect assumptions consistent with fair values in accordance with generally accepted accounting principles.

Beef Operating Margins:
We failed the first step of our Beef reporting unit’s fiscal year 2009 annual impairment test, and based on the results of the second step, we recorded a Beef goodwill impairment of $560 million.  This impairment was principally driven by an increase in our discount rate utilized in our discounted cash flow models, which was caused by the disruptions in global credit and other financial markets and deterioration of general economic conditions.  There were no significant changes in the other key estimates and assumptions.

While estimating the fair value of our Beef business, we assumed operating margins in future years in excess of the 2.0% operating margin (before goodwill impairment charge) realized during fiscal year 2009.  The estimated long-term operating margins utilized in the first step of the annual impairment test were 2.6%.  We disclosed that we would need long-term operating margins of 2.0% for Beef’s fair value to exceed the carrying value (after the goodwill impairment charge).  Management believes normal operating margins for our beef business will be in the 2.5% to 4.5% range.  In our evaluation of the proper operating margin to utilize in our valuations, we considered many assumptions, in addition to our normalized historical operating margins, including the following tangible and measurable metrics:

•
The overall beef industry operating margins have had several complicating factors in recent years, including BSE (mad cow disease) issues in 2004 through 2006, as well as over supply that existed from 2006 through early 2009. During 2006 through 2009, we restructured our Beef business by closing several inefficient plants and reducing one beef complex to a single shift, allowing us to run at a more efficient capacity utilization level.

•
At the time of the annual impairment test, we had fully implemented the Beef business restructuring and were beginning to see the results with our third and fourth fiscal year 2009 quarters achieving operating margins which averaged 3.2%.

•
We also identified significant improvements to future operating margins associated with specific operational opportunities, which were in various stages of implementation and execution at the time our fiscal year 2009 impairment test and Form 10-K filing.  The more significant of these include:

o	Expanded access to export markets, primarily Japan, as age verification and other programs open up markets, which were closed after the 2004 BSE discovery in the U.S.
o	Return to normal beef drop credit values, primarily hide values, as certain economic sectors improve over time, as well as continued interest in bio-fuels and other renewable projects.
o	Plant operational efficiencies and cost reductions including labor, packaging, yield, and capacity utilization.
o	Growth of case ready products through increased sales volume with current and new customers.
•	Additionally, we considered the improving protein industry economic environment described above.

The assumptions above reflect our actual assumptions at the time of our fiscal year 2009 annual impairment test and Form 10-K filing.  At the time of performing our annual impairment test, we already had validation of the success and sustainability of many of the operational opportunities listed above.  Through the first six months in fiscal year 2010, we are trending above our assumptions used in the 2009 annual impairment test.  Today, our Beef segment has achieved operating margins of 4.0% or higher for three straight quarters (the fourth quarter of fiscal year 2009 was 4.0%, after excluding the goodwill impairment charge).  These results exceed the 2.6% long-term operating margin assumptions utilized in our valuation models.  As previously noted, the recent reduction in industry capacity, which has led to better balanced supply/demand, and restructuring efforts are expected to lead to more normalized operating margins on a go-forward basis.

Had we used a long-term operating margin equivalent to our actual fiscal year 2009 results (2.0% prior to the goodwill impairment charge) or the results of our most current three years, we would have further significantly failed the first step of the annual impairment test, which would have most likely increased the recorded impairment charge by a significant amount.  We believe those results do not reflect assumptions consistent with the then current protein industry economic environment expectations of fair values in accordance with current generally accepted accounting principles.